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                             December 13, 2023

       Edwin Chun Yin Wong
       Chief Executive Officer
       J-Long Group Ltd
       Flat F, 8/F, Houston Industrial Building
       32-40 Wang Lung Street, Tsuen Wan
       New Territories, Hong Kong

                                                        Re: J-Long Group Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed December 7,
2023
                                                            File No. 333-275077

       Dear Edwin Chun Yin Wong:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Cover Page

   1.                                                   We note your conclusion
that, "[b]ased on management   s internal assessment . . . JL, Sun
                                                        Choice, and our
operating subsidiary, JLHK, are not required to obtain any permissions or approvals from any
Chinese authorities to operate their business as of the date of this prospectus." In this
regard, we note that you do not appear to have relied upon an opinion of counsel with respect
to your conclusion that you do not need any PRC permissions and approvals to operate
your business and to offer securities to investors. If true, state as much and explain why
such an opinion was not obtained. Additionally, please make
                                                        conforming revisions to
the section captioned "Permission Required from Hong Kong and
                                                        PRC Authorities"
starting on page 15 and the resale prospectus cover page.
 Edwin Chun Yin Wong
FirstName LastNameEdwin   Chun Yin Wong
J-Long Group  Ltd
Comapany13,
December  NameJ-Long
              2023     Group Ltd
December
Page 2    13, 2023 Page 2
FirstName LastName
       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Virginia Tam